October 17, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Daniel Morris
Jeanne Bennett
Brian Cascio

Re:	Capnia, Inc.
Registration Statement on Form S-1
File No. 333-196635
Acceleration Request
	Requested Date:	October 20, 2014
	Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capnia, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-196635) (as amended, the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). This letter and request for acceleration of effectiveness of the Registration Statement supersedes our acceleration request filed with the Commission on October 14, 2014 that had previously requested acceleration for October 16, 2014. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Elton Satusky at (650) 565-3588.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 17, 2014

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

* * * *

Securities and Exchange Commission

October 17, 2014

Sincerely,

Capnia, Inc.

/s/ Anish Bhatnagar

Anish Bhatnagar
Chief Executive Officer

cc:	David O’Toole, Capnia, Inc.
Antoun Nabhan, Capnia, Inc.

Michael Danaher, Wilson Sonsini Goodrich & Rosati, P.C.
Elton Satusky, Wilson Sonsini Goodrich & Rosati, P.C.

Angela Dowd, Loeb & Loeb LLP

Ayoub Sunna, Marcum LLP

(Signature Page to Acceleration Request Letter)